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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                For July 7, 2000

                                 AERCO LIMITED
                              22 Grenville Street
                                   St. Helier
                                 Jersey JE4 8PX
                                Channel Islands
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                       Form 20-F  X          Form 40-F  _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes   _           No X

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     AerCo is offering notes in order to finance the acquisition of 30 additional aircraft from subsidiaries of AerFi Group plc and to refinance the existing subclass A-1 notes. If all of the additional aircraft are acquired AerCo would have a portfolio of 63 aircraft on lease to 38 lessees in 21 countries.

     In connection with the note offering AerCo Group recently obtained appraised values of the 63 aircraft as of April 30, 2000. The values provided by the appraisers represent the base value in respect of 62 of the aircraft and the scrap value in respect of one aircraft, the B747-200 currently on lease to Tower Air (which has filed for Chapter 11 bankruptcy protection).

     The base value is equal to the average of the opinions of the appraisers as to the value of each aircraft at normal utilization rates in an open, unrestricted and stable market as of April 30, 2000, adjusted to take account of the reported maintenance standards of the aircraft. The appraisals were not based on physical inspection of the aircraft and do not take into account the value of the leases, maintenance reserves or security deposits. The scrap value is determined by the appraisers based on the assumption that the aircraft will no longer be utilized for flight operation and assumes that the aircraft will ultimately be disassembled to a point where all economically viable assets, including the engines, are sold individually.

     On the basis of the three independent appraisals, the average base value for 32, and scrap value for one of the 33 existing aircraft was approximately $818 million compared withe an average base value for all 33 existing aircraft of $850 million on February 18, 2000, the date of the last appraisals. The reduction in value represents utilization for the period and the revaluation of the B747-200 from base value to scrap value. The aggregate base and scrap values calculated by each of the three appraisers for the 33 existing aircraft are $833 million in the case of BK Associates, Inc., $850 million in the case of Aircraft Information Services, Inc. and $771 million in the case of Airclaims Limited.

     On the basis of the three independent appraisals, the average base value of the 30 additional aircraft was approximately $724 million. The aggregate base values calculated by each of the three appraisers for the 30 additional aircraft are $725 million in the case of BK Associates, Inc., $755 million in the case of Aircraft Information Services, Inc. and $692 million in the case of Airclaims Limited.

     You should not rely on the appraised value as a measure of the realizable value of any aircraft.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

                                               AERCO LIMITED


Date: July 7, 2000
                                               By: /s/ ADRIAN ROBINSON
                                                   -----------------------------
                                                   Director



                                 EXHIBIT INDEX

Exhibit 1           Appraised Values



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